Exhibit 99.1

Exhibit 99.1

VITRU
LIMITED
Announces

Fourth

Quarter and
Full Year 2021
Financial
Results

Florianopolis, Brazil, March 10, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported unaudited financial and operating results for the three-month and twelve months period ended December 31, 2021 (fourth quarter 2021 or 4Q21 and full year of 2021 or 2021). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the UNIASSELVI brand with 359.2 thousand students in digital education undergraduate and graduate courses, more than three thousand dedicated tutors and 939 hubs distributed throughout Brazil.

Vitru's 2021 performance confirmed our discipline and commitment with high quality and sustainable organic growth, combined with a disruptive move into transformational inorganic opportunities

To our shareholders

As we complete the first full year as a listed company, we look backward and could not be prouder of what we were able to deliver: a successful strategy with consistent growth across key academic, operating, and financial metrics.

Despite the tough business environment in 2021 due to the effects of the COVID-19 pandemic, we sustained strong organic growth through the increase in our student base, a healthy average ticket, new premium courses in our portfolio and the continued optimization of margins.

Regarding the 2021 organic achievements, Vitru has finished the year with 365 thousand enrolled students – 98.3% of them in digital education – reflecting an increase of 18.0% over 2020 students’ base. Intake cycles in our core business (Digital Education – or DE – Undergraduate) grew 32% and 27%, respectively, when compared to the intake cycles of the first and second semesters of 2020. In addition, an important trend has been confirmed regarding premium courses: health-related and engineering courses were together responsible for 32% of the 2021 intake, with an increase of 9 p.p. compared to the 23% participation observed during the 2020 intake cycles. It was particularly remarkable to see the strong interest for our new Nursery course, which we started offering in August 2021 and became the sought after course during the second intake cycle of 2021.

The successful intake process, the new premium courses, the continued maturation of our hubs and the ability to position ourselves as a differentiated player (and hence to sustain a healthy average ticket) have driven the Net Revenue of the Digital Education Undergraduate segment to grow, in 2021, by 25.7% over the previous year. On top of that, given the continued improvement of our operational leverage, the Consolidated Adjusted EBITDA margin increased to 28.9% in 2021.

Furthermore, we entered a robust inorganic opportunity: the business combination with Unicesumar, which was announced in August 2021. The definitive agreement with Unicesumar is a transformational deal for us: Vitru, through the Uniasselvi and Unicesumar brands, will be consolidated as a leading and disruptive player in the Digital Education sector in Brazil. The agreement is subject to customary conditions precedent, including approval by the Brazilian antitrust authority. In parallel, we have been planning the integration process of both companies, which will be one of our main goals for 2022. In that sense, it is worth mentioning that as far as the planning process advances, we confirm the high similarity among values and culture of both companies, allowing us to believe in our ability to deliver a smooth transition, building a stronger Company that brings together the best solutions and technology for our students, and maximizing commercial and cost synergies.

4Q21 and 2021 Results	2

Finally, it is worth noting that, in February 2022, the first numbers of the latest post-secondary education census were released by the Brazilian Ministry of Education (MEC), with figures as of 2020. For the second consecutive year the intake in the DE segment in Brazil was higher than the intake at on-campus courses. Such remarkable achievement confirms that our strategy is fully aligned with market trends. Our leading digital education solutions provide a disruptive, hybrid, and student-centric model that emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform.

“Organic and inorganic growth opportunities combined have proved that Vitru’s mission to democratize access to education in Brazil through a digital ecosystem is being achieved. Looking forward, we seek to continuously build a consistent and trustful trajectory. We are starting 2022 with goals related to the preparation of the integration of Unicesumar into Vitru’s businesses while being able to keep delivering solid and scalable organic growth – Pedro Graça.”

Sincerely,

Pedro Graça

Vitru's CEO

4Q21 and 2021 Results	3

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its fourth quarter 2021 results via conference call

When: Thursday, March 10, 2022 at 4:30 p.m. EST (6:30 p.m. BR)

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International)

Conference ID: 3380185

Webcast: https://investors.vitru.com.br/

Replay: available at our website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

4Q21 and 2021 Results	4

4Q21 and 2021 HIGHLIGHTS1

◾	Announcement of the Definitive Agreement for the Business Combination with Unicesumar, a leading education institution focused on the Digital Education (DE) segment with the highest quality indicators in Brazil, in addition to a sizeable presence in health-related on-campus courses, particularly Medicine;
◾	New digital undergraduate course in Nursing, which started to be offered in August and became the #1 course in the 2021.2 intake cycle;
◾	Uniasselvi’s digital undergraduate course in Law evaluated by the Ministry of Education with the highest possible grade: 5 out of 5 (potential offer of up to 22,200 seats annually);
◾	Nearly 360,000 digital education students as of the end of 2021, with a 26.7% increase in the 2021.2 intake cycle vs 2020.2 in the Digital Education undergraduate segment and a relevant growth in the Southeast region;
◾	Average ticket in the DE Undergraduate segment increased 5.6% in 2H21 when compared to 2H20, reaching R$278.4 per student, confirming the differentiation of our services;
◾	Net revenue in the core Digital Education Undergraduate business increasing 25.7% in 2021 vs 2020, with Consolidated Net Revenue up 21.6%;
◾	Consolidated Adjusted EBITDA increased 24.4% in 2021 vs 2020, with Adjusted EBITDA Margin increasing 0.7 p.p. to 28.9% in 2021, reflecting the resilience and scalability of our business model;
◾	Adjusted Net Income down 6.8% in 2021 vs 2020 due to the recognition of higher deferred tax assets in 2020 and increased financial expenses in 2021; and
◾	Adjusted Cash Flow from Operations increased 11.5% to R$137.0 million in 2021, with an Adjusted Cash Flow Conversion from Operations of 82.9%.

Table 1: Key financial highlights1

R$ million (except otherwise stated)	4Q21	4Q20	% Chg	2021	2020	% Chg
Net Revenue	165.9	136.5	21.5%	631.1	519.2	21.6%
DE Undergraduate Net Revenue	145.6	113.7	28.1%	531.7	423.0	25.7%
Adjusted EBITDA[2]	47.3	39.2	20.7%	182.4	146.6	24.4%
Adjusted EBITDA Margin	28.5%	28.7%	(0.2) p.p.	28.9%	28.2%	0.7 p.p.
Adjusted Net Income[3]	38.5	19.0	102.6%	91.5	98.2	(6.8)%
Adjusted Cash Flow from Operations[4]	22.8	16.8	35.7%	137.0	122.9	11.5%
Adjusted Cash Flow Conversion from Operations[4]	55.2%	45.3%	9.9 p.p.	82.8%	88.2%	(5.4) p.p.
(1)	Unaudited financial statements.
(2)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(3)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(4)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

1 All numbers for 4Q21 and 2021 included in this release are preliminary and unaudited.

4Q21 and 2021 Results	5

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around semesters with separate monthly modules within each semester. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, in which classes conclude in December. New enrollments in Digital Education Undergraduate courses are concentrated in the first and third quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct effect on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year reflecting the effect of the dynamics of the intake cycle.

Additionally, a significant portion of expenses are also seasonal. For example, due to the nature of the intake cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

Below is the breakdown of the consolidated Adjusted EBITDA and the intake of the Digital Education Undergraduate segment over the past four quarters of the financial years ended on December 31, 2020 and 2021:

4Q21 and 2021 Results	6

OPERATING RESULTS

Student base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of December 31, 2021, Vitru had 365.4 thousand students enrolled in the courses provided, an increase of 18.0% over the same period of the prior year, purely on an organic basis.

Another relevant metric is the percentage of digital education students to total enrolled students, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of December 31, 2021, students enrolled in digital education represented 98.3% of the total number of enrolled students, up 0.9 p.p. from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 91.1% of the current 939 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 32.9%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

'000 (except otherwise stated)	4Q21	3Q21	4Q20	Δ4Q20 x 4Q21	Δ4Q21 x 3Q21
Total enrolled students	365.4	366.1	309.6	18.0%	(0.2)%
% Digital education to total enrolled students	98.3%	98.1%	97.4%	0.9 p.p.	0.2 p.p.
Number of digital education students	359.2	359.0	301.6	19.1%	0.1%
Undergraduate students	304.1	292.8	257.0	18.3%	3.9%
Graduate students	55.1	66.2	44.6	23.5%	(16.8)%

Number of hubs	939	904	709	32.4%	3.9%
% of Expansion hubs (i.e., excluding Base hubs)	91.1%	90.7%	88.3%	2.8 p.p.	0.4 p.p.
Theoretical maturation index[1]	32.9%	31.1%	30.1%	2.8 p.p.	1.8 p.p.

(1)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

Tuition and Ticket

Table 3: Tuition and ticket1

R$ million (except otherwise stated)	4Q21	4Q20	% Chg	2021	2020	% Chg
Digital Education Undergraduate Tuition[2]	228.6	177.4	28.9%	829.1	670.2	23.7%
Average Ticket DE undergraduate (R$/month)[3]	278.4	263.6	5.6%	n.a.	n.a.	n.a.

(1)	Unaudited financial statements.
(2)	Tuition is net of cancellations.
(3)	In the end of the second semester, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuition net of cancellations of the semester divided by the average number of students at the end of the semester and the number of students at the beginning of the semester adjusted by the sum of non-renovation student base.

4Q21 and 2021 Results	7

The compelling strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuition from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuition less other academic revenue and cancellations).

DE Undergraduate tuition for 4Q21 amounted to R$228.6 million, 28.9% higher than the R$177.4 million recorded in 4Q20. For 2021, DE Undergraduate tuition totaled R$829.1 million, 23.7% higher than the R$670.2 million in the previous year. Such growth rates reflect mostly the maturation of expansion hubs (hubs not yet considered mature) through the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses increased 5.6%, from R$263.6 in the second semester of 2020 to R$278.4 in the second semester of 2021. We believe that this increase of the average ticket in DE Undergraduate segment, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s academic model. In addition, it is a signal of the contribution of courses with higher monthly tickets, such as Nursing. We started offering our Nursing course in August and it quickly became the #1 course in the 2021.2 intake cycle.

4Q21 and 2021 Results	8

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 4Q21 was R$165.9 million, up 21.5% from 4Q20. For 2021, Consolidated Net Revenue was R$631.1 million, an increase of 21.6% over the prior year. This organic growth was driven by the increase in the number of enrolled students in the DE Undergraduate segment.

Net Revenue Breakdown (%)

Net Revenue from digital education undergraduate courses in 4Q21 was R$145.6 million, up 28.1% from R$113.7 million in 4Q20, solely on an organic basis. For 2021, Net Revenue from digital education undergraduate courses was R$531.7 million, up 25.7% from R$423.0 million in the previous year. This achievement was primarily driven by the 18.3% increase in the student base, as a result of the aforementioned expansion and maturation of operational hubs.

4Q21 and 2021 Results	9

Net Revenue from continuing education courses for 4Q21 was R$9.2 million, down 13.2% from R$10.6 million in 4Q20, negatively impacted in 4Q21 by the reduction in the average duration of the graduate courses compared to 4Q20, as a result of the current market trends. Net Revenue for 2021 was R$52.4 million, up 29.1% from R$40.6 million in 2020. The intake process of graduate courses was positively affected by the new digital marketing approach implemented in late 2020 and throughout 2021.

Net Revenue from on-campus undergraduate courses in 4Q21 amounted to R$11.1 million, a decrease of 9.0% from R$12.2 million in 4Q20. Net Revenue for 2021 was R$47.0 million, down 15.5% from R$55.6 million in 2020. The decrease was primarily attributable to the ongoing shift to digital education, due to the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the on-campus segment in our numbers is in line with the Company’s expectation and strategic vision for the overall Higher Education business in Brazil.

Table 4: Net Revenue Breakdown1

R$ million	4Q21	4Q20	% Chg	2021	2020	% Chg
Digital education undergraduate	145.6	113.7	28.1%	531.7	423.0	25.7%
Continuing education	9.2	10.6	(13.2)%	52.4	40.6	29.1%
On-campus undergraduate	11.1	12.2	(9.0)%	47.0	55.6	(15.5)%
Net Revenue	165.9	136.5	21.5%	631.1	519.2	21.6%

(1)	Unaudited financial statements.

Cost of Services

Cost of services in 4Q21 amounted to R$60.5 million, 6.7% higher than the R$56.7 million reported in 4Q20. Cost of services for 2021 was R$240.9 million, 8.8% higher than the R$221.5 million in 2020. It is important to bear in mind that cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which combined amounted to R$12.4 million in 4Q21 and R$11.2 million in 4Q20, and R$48.4 million in 2021 and R$41.1 million in 2020.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs as well as depreciation and amortization expenses) was R$48.1 million in 4Q21 and R$45.5 million in 4Q20, representing a year-over-year increase of 5.7%, and a decrease of 4.3 p.p. as a percentage of Net Revenue in each period. We experienced an increase in efficiency in 2021 compared to 2020, with a reduction of our cost of services from 34.7% of Net Revenue in 2020 to 30.5% of Net Revenue in 2021. This overall efficiency improvement was primarily attributable to: (i) optimizations in personnel costs, including as a result of the full implementation in 1Q21 of the Flex Course academic model that was launched (as a pilot project) in the second semester of 2020; and (ii) overall gains of scale as we grow the business further and dilute fixed costs.

Table 5: Cost of Services1

R$ million	4Q21	4Q20	% Chg	2021	2020	% Chg
Cost of Services	60.5	56.7	6.7%	240.9	221.5	8.8%
(-) Depreciation and amortization	(12.2)	(10.2)	19.6%	(43.9)	(36.8)	19.3%
(-) Restructuring expenses	(0.2)	(1.0)	(80.0)%	(4.5)	(4.3)	4.7%
Cost of Services for Adj. EBITDA calculation	48.1	45.5	5.7%	192.5	180.4	6.7%
as % of Net Revenue	29.0%	33.3%	(4.3) p.p.	30.5%	34.7%	(4.2) p.p.

(1)	Unaudited financial statements.

4Q21 and 2021 Results	10

Gross Profit and Gross Margin

Gross Profit in 4Q21 was R$105.4 million, 32.1% higher than the R$79.8 million in 4Q20, while Gross Margin increased 5.0 p.p. to 63.5% from 58.5% in 4Q20. In 2021, Gross Margin was 61.8%, 4.5 p.p. higher than the 57.3% reported in 2020. This increase in the Gross Margin was primarily attributable to optimizations in personnel costs and overall gains of scale, as previously explained.

Gross Profit and Margin
(R$ MM)
▲ 5.0 p.p.
58.5%
63.5%
▲ 4.5 p.p.
57.3%
61.8%
▲ 31%
390.2
297.7
▲ 32%
79.8
105.4
4Q20
4Q21
2020
2021
Gross Margin

Operating Expenses

Selling Expenses

Selling expenses in 4Q21 amounted to R$24.1 million, an increase of 26.2% compared to R$19.1 million in 4Q20. Selling expenses for 2021 were R$111.5 million, 28.8% higher than in 2020, when they reached R$86.6 million.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding the depreciation and amortization expenses) were R$111.5 million in 2021 and R$83.3 million in 2020, representing a year-on-year increase of 33.9%.

Table 6: Selling expenses1

R$ million	4Q21	4Q20	% Chg	2021	2020	% Chg
Selling Expenses	24.1	19.1	26.2%	111.5	86.6	28.8%
(-) Depreciation and amortization expenses	-	-	n.a.	-	(3.3)	n.a.
Selling Expenses for Adj. EBITDA calculation	24.1	19.1	26.2%	111.5	83.3	33.9%
as % of Net Revenue	14.5%	14.0%	0.5 p.p.	17.7%	16.0%	1.7 p.p.

(1)	Unaudited financial statements.

This increase in selling expenses is attributable mostly to the strong growth in Digital Education, since most of our selling expenses are aimed at attracting new students for the DE Undergraduate segment. The increase in selling expenses in 4Q21 compared to 4Q20 was mostly due to the initial commercial efforts to offer new premium courses during the 2021.2 intake cycle, such as Nursing, and investments in Customer

4Q21 and 2021 Results	11

Relationship Management (CRM) to support our sales process. Another reason for the increase in selling expenses in 2021 compared to 2020 was an increase in expenses with online advertising as a response to the challenges related to the COVID-19 pandemic in the enrollment process, when the hubs (an important channel in the Company’s sales process) were mostly closed. As a reminder: most of the 2020.1 intake cycle was executed before the outburst of the COVID-19 pandemic.

Nevertheless, despite these issues, the Customer Acquisition Cost (CAC) increased only 3.3% in 2021 to R$356.6 per new student in the DE Undergraduate segment, compared to R$345.1 per new student in 2020, as provided in the table below:

Table 7: Customer Acquisition Cost1,2

R$ million	2S21	2S20	% Chg	2021	2020	% Chg
Selling expenses for Adj. EBITDA calculation	48.2	36.6	31.7%	111.5	83.3	33.9%
Number of intake students (DE Undergraduate)	138.6	109.4	26.7%	312.7	241.4	29.6%
Selling expenses per intake	347.8	334.6	3.9%	356.6	345.1	3.3%

(1)	Unaudited financial statements.
(2)	Customer Acquisition Cost, or CAC, is equal to the selling expenses in a given period divided by the intake in the DE Undergraduate segment in the same period.

General and Administrative (G&A) expenses in 4Q21 were R$23.3 million, a decrease of 27.2%, compared to 4Q20, mainly due to optimizations in personnel costs and lower SOP-related expenses. In 2021, G&A expenses were R$89.3 million, an increase of 20.8%, compared to 2020, mostly impacted by new expenses incurred in connection with our current reality as a listed company as well as higher restructuring, M&A and pre-offering expenses.

G&A expenses as reported in the Adjusted EBITDA calculation were R$15.1 million in 4Q21 and R$15.6 million in 4Q20, representing a decrease of 3.2%, which reflects the continued efforts of Vitru to maintain a lean and agile corporate structure. G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$51.4 million in 2021 and R$47.7 million in 2020, an increase of 7.8%, due expenses incurred in connection with our obligations as a listed company. It is important to highlight that Adjusted G&A expenses as a percentage of Net Revenue were 9.1% in 4Q21, a decrease of 2.3 p.p. compared to 11.4% in 4Q20, and 8.1% in 2021, a decrease of 1.1 p.p. compared to 9.2% in 2020.

Table 8: G&A expenses1

R$ million	4Q21	4Q20	% Chg	2021	2020	% Chg
General and Administrative (G&A) Expenses	23.3	32.0	(27.2)%	89.3	73.9	20.8%
(-) Depreciation and amortization expenses	(2.6)	(3.9)	(33.3)%	(10.6)	(11.4)	(7.0)%
(-) Share-based compensation plan	0.2	(11.4)	n.a.	(14.7)	(11.9)	23.5%
(-) Restructuring, M&A and pre-offering expenses	(5.8)	(1.1)	427.3%	(12.6)	(2.9)	334.5%
G&A Expenses for Adj. EBITDA calculation	15.1	15.6	(3.2)%	51.4	47.7	7.8%
as % of Net Revenue	9.1%	11.4%	(2.3) p.p.	8.1%	9.2%	(1.1) p.p.

(1)	Unaudited financial statements.

4Q21 and 2021 Results	12

Net impairment losses on financial assets (PDA)

Net impairment losses on financial assets represent the provisions for doubtful accounts. In 2020, the Company implemented a stricter policy for the calculation of the PDA, which has been in place since then.

In 4Q21, the PDA effect was R$34.1 million, which represents 20.6% of the net revenue in the period, while in 4Q20 the PDA was R$20.6 million, equivalent to 15.1% of the net revenue. The increase in our PDA expenses was mainly explained by slightly higher-than-expected write-offs of invoices related to 2020 and, accordingly, an update of the loss provision curves, ultimately reflected in our PDA estimates.

PDA in 2021 amounted to R$110.7 million, or 17.5% of net revenue, and was R$76.8 million in 2020, equivalent to 14.8% of net revenue in the period. The year-over-year increase in the twelve-month rate is mainly explained by changes in the mix of students (with a higher percentage of freshmen vs seniors in the students’ base) as well as the current economic crisis, in addition to the update of the loss provision curves as explained above.

Adjusted EBITDA

Adjusted EBITDA in 4Q21 totaled R$47.3 million, up 20.7% from R$39.2 million in 4Q20. Adjusted EBITDA Margin was 28.5%, a 0.2 p.p. decrease compared to 28.7% for 4Q20. This increase in the Adjusted EBITDA in the quarter was mainly due to an improvement in the Gross Margin, as stated earlier.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials.

4Q21 and 2021 Results	13

Adjusted EBITDA in 2021 totaled R$182.4 million, up 24.4% from R$146.6 million in 2020. Adjusted EBITDA Margin was 28.9%, a 0.7 p.p. increase compared to 28.2% for 2020. This increase in the Adjusted EBITDA in 2021 compared to 2020 was also primarily attributable to an improvement in Gross Margin in the period.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials.

Adjusted Net Income

Adjusted Net Income in 4Q21 was R$38.5 million, up 102.6% from the same period of the prior year. This year-on-year increase reflects the growth in Adjusted EBITDA in 4Q21 vs 4Q20 as mentioned previously, as well as better financial results as a consequence of lower indebtedness and higher financial income in 4Q21. For 2021, Adjusted Net Income was R$91.5 million, down 6.8% from the same period of the prior year. This year-on-year decrease was mainly due to (i) the increase in financial expenses in 2021 compared to 2020, due to higher interest and inflation rates in Brazil, (ii) the recognition in 3Q20 of a R$13.0 million foreign-exchange gain related to the management of the funds obtained with our IPO in September 2020 and (iii) the recognition of higher deferred taxes assets in 2020.

Adjusted Net Income and Adjusted Net Margin
(R$ MM)

▲ 9.3 p.p.
13.9%
23.2%
▼ 4.4 p.p.
18.9%
14.5%
▼ 7%
98.2
91.5
▲ 103%
19.0
38.5
4Q20
4Q21
2020
2021
Adjusted Net Margin

4Q21 and 2021 Results	14

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$22.8 million in 4Q21, an increase of 35.7% compared to the number presented in 4Q20, as result of the continued discipline in receivables management and improvements in collection rates. Regarding the twelve-month figures, there was an increase of 11.5% in Adjusted Cash Flow from Operations, from R$122.9 million in 2020 to R$137.0 million in 2021. The annual increase in Adjusted Cash Flow from Operations was lower than the quarterly increase primarily due to the recognition in 3Q20 of a R$13.0 million foreign-exchange gain related to the management of the funds obtained with our IPO in September 2020 (which impacted Net Earnings and therefore the Cash Flow from Operations in 3Q20).

Table 9: Cash Flow & Cash Conversion1

R$ million	4Q21	4Q20	% Chg	2021	2020	% Chg
Cash Flow from Operations	25.9	22.0	17.7%	155.5	141.6	9.8%
(+) Income tax paid	(3.1)	(5.2)	(40.4)%	(18.5)	(18.7)	(1.1)%
Adjusted Cash Flow from Operations	22.8	16.8	35.7%	137.0	122.9	11.5%
Adjusted EBITDA	47.3	39.2	20.7%	182.4	146.6	24.4%
(-) Non-recurring expenses	(6.0)	(2.1)	185.7%	(17.1)	(7.2)	137.5%
Adjusted EBITDA excluding Non-recurring Expenses	41.3	37.1	11.3%	165.3	139.4	18.6%
Adjusted Cash Flow Conversion from Operations[2]	55.2%	45.3%	9.9 p.p.	82.9%	88.2%	(5.3) p.p.

(1)	Unaudited financial statements.
(2)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Non-GAAP Financial Measures”.

CAPEX

Capital Expenditures in 4Q21 totaled R$16.4 million, 64.0% higher than the amount spent in 4Q20 due to higher investments in IT equipment and software development to support our business operations as well as more owned hubs being opened in the State of São Paulo, as part of the strategy to reinforce our presence in Brazil’s most important market. Nevertheless, on a yearly basis, Capital Expenditures in 2021 totaled R$58.3 million, only 3.4% higher than the amount of R$56.4 million spent in 2020. This increase was mainly due to higher investments in IT equipment and internal projects related to software development in 2021.

Table 10: CAPEX1

R$ million	4Q21	4Q20	% Chg	2021	2020	% Chg
Property and equipment	8.7	3.4	155.9%	26.0	25.5	2.0%
Intangible assets	7.8	6.6	18.2%	32.3	30.9	4.5%
Investing activities	16.4	10.0	64.0%	58.3	56.4	3.4%
as % of Net Revenue	9.9%	7.3%	2.6 p.p.	9.2%	10.9%	(1.7) p.p.

(1)	Unaudited financial statements.

4Q21 and 2021 Results	15

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the postsecondary digital education market in Brazil based on the number of enrolled undergraduate students as of December 31, 2019 according to the annual census released by the Brazilian Ministry of Education (Ministério da Educação), or the MEC, in October 2020.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses.
◾	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus.
◾	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with

4Q21 and 2021 Results	16

our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information, which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;

4Q21 and 2021 Results	17

◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables at the end of this document.

4Q21 and 2021 Results	18

FINANCIAL TABLES

Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three- and twelve-month periods ended December 31, 2021 and 2020

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million (except earnings per share)	2021	2020	2021	2020

NET REVENUE	165.9	136.5	631.1	519.2

Cost of services rendered	(60.5)	(56.7)	(240.9)	(221.5)

GROSS PROFIT	105.4	79.8	390.2	297.7

General and administrative expenses	(23.3)	(32.0)	(89.3)	(73.9)
Selling expenses	(24.1)	(19.1)	(111.5)	(86.6)
Net impairment losses on financial assets	(34.1)	(20.6)	(110.7)	(76.8)
Other income (expenses), net	(0.3)	(2.0)	0.1	0.5
Operating expenses	(81.8)	(73.7)	(311.4)	(236.8)

OPERATING PROFIT	23.6	6.1	78.8	60.9

Financial income	12.8	8.3	45.5	36.5
Financial expenses	(24.2)	(28.3)	(74.9)	(64.4)
Financial results	(11.4)	(20.0)	(29.4)	(27.9)

PROFIT (LOSS) BEFORE TAXES	12.2	(13.9)	49.4	33.0

Current income taxes	8.8	3.0	(11.3)	(19.5)
Deferred income taxes	9.4	8.8	32.6	38.6
Income taxes	18.2	11.8	21.3	19.1

NET INCOME (LOSS) FOR THE PERIOD	30.4	(2.1)	70.7	52.1

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)	30.4	(2.1)	70.7	52.1

4Q21 and 2021 Results	19

Unaudited condensed consolidated statements of financial position as of December 31, 2021 and 2020

	December 31,
R$ million	2021	2020
ASSETS

CURRENT ASSETS

Cash and cash equivalents	75.6	85.9
Short-term investments	253.0	515.2
Trade receivables	140.6	115.1
Income taxes recoverable	7.7	2.2
Prepaid expenses	35.0	10.2
Other current assets	2.9	3.1

TOTAL CURRENT ASSETS	514.8	731.7

NON-CURRENT ASSETS

Trade receivables	5.9	6.9
Indemnification assets	8.6	9.2
Deferred tax assets	83.4	50.8
Other non-current assets	1.6	3.6

Right-of-use assets	136.1	127.9
Property and equipment	106.8	96.7
Intangible assets	670.2	661.0

TOTAL NON-CURRENT ASSETS	1,012.6	956.1

TOTAL ASSETS	1,527.4	1,687.8

4Q21 and 2021 Results	20

	December 31,
R$ million	2021	2020
LIABILITIES

CURRENT LIABILITIES

Trade payables	41.7	32.2
Loans and financing	-	151.8
Lease liabilities	27.2	23.4
Labor and social obligations	25.0	26.7
Taxes payable	3.3	2.4
Prepayments from customers	10.3	9.7
Accounts payable from acquisition of subsidiaries	149.8	135.0
Other current liabilities	2.1	1.4

TOTAL CURRENT LIABILITIES	259.4	382.6

NON-CURRENT

Lease liabilities	134.3	126.0
Share-based compensation	52.3	46.2
Accounts payable from acquisition of subsidiaries	-	139.9
Provisions for contingencies	14.9	14.4
Other non-current liabilities	0.4	0.7

TOTAL NON-CURRENT LIABILITIES	201.9	327.2

TOTAL LIABILITIES	461.3	709.8

EQUITY

Share capital	0.0	0.0
Capital reserves	1,039.6	1,022.1
Retained earnings (accumulated losses)	26.5	(44.1)

TOTAL EQUITY	1,066.1	978.0

TOTAL LIABILITIES AND EQUITY	1,527.4	1,687.8

4Q21 and 2021 Results	21

Unaudited condensed consolidated statements of cash flows for the twelve-month period ended December 31, 2021 and 2020

	December 31,
R$ million	2021	2020
Cash flows from operating activities
Profit (loss) before taxes	49.4	33.0
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	54.5	51.5
Net impairment losses on financial assets	110.7	76.9
Provision for revenue cancellation	1.1	(2.1)
Provision for contingencies	4.9	3.7
Accrued interests	23.3	34.1
Share-based compensation	14.7	11.8
Modification of lease contracts	(0.2)	(0.9)
Rent concessions	(0.2)	(2.0)
Loss on sale or disposal of non-current assets	0.01	-
Changes in operating assets and liabilities
Trade receivables	(117.1)	(79.5)
Prepayments	(0.8)	(1.2)
Other assets	5.6	(0.3)
Trade payables	9.5	1.3
Labor and social obligations	(1.8)	7.3
Other taxes payable	0.8	0.8
Prepayments from customers	0.7	6.3
Other payables	0.4	0.7
Cash from operations	155.5	141.5

Income tax paid	(18.5)	(18.7)
Interest paid	(64.1)	(41.7)
Contingencies paid	(7.9)	(5.2)
Net cash provided by operating activities	65.0	75.9

Cash flows from investing activities
Purchase of property and equipment	(26.0)	(25.6)
Purchases and development of intangible assets	(32.3)	(30.9)
Payments for the acquisition of interests in subsidiaries	(127.8)	(117.2)
Sale (acquisition) of short-term investments, net	286.1	(436.6)
Net cash provided by (used in) investing activities	100.0	(610.3)

Cash flows from financing activities
Payments of lease liabilities	(11.2)	(6.2)
Payments of loans and financing	(150.0)	-
Costs related to future issuances	(24.0)	-
Proceeds from loans and financing	-	150.0
Proceeds from initial public offering, net of share issuance costs	-	474.0
Capital contributions	9.7	-
Share repurchase	-	-
Net cash used in (provided by) financing activities	(175.4)	617.8

Net decrease (increase) in cash and cash equivalents	(10.3)	83.5
Cash and cash equivalents at the beginning of the year	85.9	2.5
Cash and cash equivalents at the end of the year	75.6	85.9

4Q21 and 2021 Results	22

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2021	2020	2021	2020
Net income for the period	30.4	(2.1)	70.7	52.1
(+) Deferred and current income tax	(18.2)	(11.8)	(21.3)	(19.1)
(+) Financial result	11.4	20.0	29.4	27.9
(+) Depreciation and amortization	14.8	14.1	54.5	51.5
(+) Interest on tuition fees paid in arrears	2.8	3.5	17.4	15.6
(+) Share-based compensation plan	(0.2)	11.4	14.7	11.9
(+) Other income (expenses), net	0.3	2.0	(0.1)	(0.5)
(+) M&A, pre-offering expenses and restructuring expenses	6.0	2.1	17.1	7.2
Adjusted EBITDA	47.3	39.2	182.4	146.6

Reconciliation of Adjusted Net Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2021	2020	2021	2020
Net income for the period	30.4	(2.1)	70.7	52.1
(+) M&A, pre-offering expenses and restructuring expenses	6.0	2.1	17.1	7.2
(+) Share-based compensation plan	(0.2)	11.4	14.7	11.9
(+) Amortization of intangible assets from business combinations	0.9	2.9	4.8	14.6
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	3.7	4.6	12.9	18.0
(-) Corresponding tax effects on adjustments	(2.3)	0.1	(28.7)	(5.6)
Adjusted Net Income	38.5	19.0	91.5	98.2

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2021	2020	2021	2020
Cash from Operations	25.9	22.0	155.5	141.6
(+) Income tax paid	(3.1)	(5.2)	(18.5)	(18.7)
Adjusted Cash Flow from Operations	22.8	16.8	137.0	122.9

Adjusted EBITDA	47.3	39.2	182.4	146.6
(-) M&A, pre-offering expenses and restructuring expenses	(6.0)	(2.1)	(17.1)	(7.2)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	41.3	37.1	165.3	139.4

Adjusted Cash Flow Conversion from Operations	55.2%	45.3%	82.9%	88.2%

4Q21 and 2021 Results	23